Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133780
PROSPECTUS
570,000 SHARES
COMMON STOCK

        This prospectus relates to the issuance of an aggregate of 570,000 shares of our common stock upon the exercise of certain stock options held by the selling stockholders named in this prospectus and the sale from time to time of those shares by the selling stockholders. The stock options held by such persons that were originally part of an irrevocable, ten-year option that was granted to Ranieri & Co., Inc., a company controlled by our Chairman, under a stock option agreement we entered into in November 2002. Portions of that option were subsequently transferred by Ranieri & Co. to the selling stockholders, some of whom are entities controlled by our directors and officers. See “Selling Stockholders.”
      We will not receive any of the proceeds from the sale of these shares of common stock, but will incur expenses in connection with the registration of these shares of common stock.
      The selling stockholders may from time to time offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. These sales may be made on the Nasdaq National Market or any national security exchanges on which our common stock is then traded, in the over-the-counter market, or in negotiated transactions. See “Plan of Distribution” on page 14. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement which will accompany this prospectus. A prospectus supplement also may add, update or change information contained in this prospectus.
      Our common stock is listed on the Nasdaq National Market under the symbol “FBTX.” The last reported sale price on June 5, 2006 was $19.77 per share.

       Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The securities of Franklin that are being offered through this document are not savings or deposit accounts or other obligations of its bank subsidiary, and they are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.

The date of this prospectus is June 6, 2006

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the common stock. You should not assume that the information in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.
      As used in this prospectus, the terms “Franklin,” “we,” “us” and “our” refer to Franklin Bank Corp. and its consolidated subsidiaries, unless the context otherwise requires. When we refer to “Franklin Bank” in this prospectus, we are referring to Franklin Bank, S.S.B., a Texas state savings bank.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
      A number of the presentations and disclosures in this prospectus and the documents incorporated by reference into this prospectus, including any statements preceded by, followed by or which include the words “may,” “could,” “should,” “will,” “would,” “hope,” “might,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “assume” or similar expressions constitute forward-looking statements. These forward-looking statements, implicitly and explicitly, include information concerning possible or assumed future results of operations, trends, financial results and business plans, including those relating to:

•	earnings growth;

•	revenue growth;

•	future acquisitions;

•	origination volume in our commercial and mortgage businesses;

•	seasonality in our mortgage business;

•	non-interest income levels, including fees from product sales;

•	credit performance on loans made or acquired by us;

•	tangible capital generation;

•	margins on sales or securitizations of loans;

•	cost and mix of deposits;

•	market share;

•	expense levels;

•	results from new business initiatives in our community banking business; and

•	other business operations and strategies.
      Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, some of which are beyond our control. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	risks and uncertainties related to acquisitions and divestitures, including related integration and restructuring activities, and changes in our mix of product offerings;

•	prevailing economic conditions;

•	changes in interest rates, loan demand, real estate values, and competition, which can materially affect origination levels and gains on sale results in our mortgage business, as well as other aspects of our financial performance;

•	the level of defaults, losses and prepayments on loans made or acquired by us, whether held in portfolio, sold in the whole loan secondary markets or securitized, which can materially affect charge-off levels, credit loss reserve levels and our periodic valuation of our retained interests from securitizations;

•	changes in accounting principles, policies and guidelines;

•	adverse changes or conditions in capital or financial markets, which can adversely affect our ability to sell or securitize loan originations on a timely basis or at prices which are acceptable to us, as well as other aspects of our financial performance;

•	actions by rating agencies and the effects of these actions on our businesses, operations and funding requirements;

•	changes in applicable laws, rules, regulations or practices with respect to tax and legal issues, whether of general applicability or specific to us and our subsidiaries; and

•	other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.
      In addition, we regularly explore opportunities for acquisitions of and hold discussions with financial institutions and related businesses, and also regularly explore opportunities for acquisitions of liabilities and assets of financial institutions and other financial services providers. Discussions regarding potential acquisitions may be commenced at any time, may proceed rapidly and agreements may be concluded and announced at any time. Any potential acquisition, and any combination of potential acquisitions, may be material in size relative to our existing assets and operations. We routinely analyze our lines of business and from time to time may increase, decrease or terminate one or more activities.
      If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking information and statements contained in this prospectus or the documents incorporated by reference into this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this prospectus or the applicable document incorporated by reference into this prospectus, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus or documents incorporated by reference into this prospectus are expressly qualified by these cautionary statements.
ABOUT FRANKLIN BANK CORP.
      We are a Texas-based savings and loan holding company with approximately $4.5 billion in assets, $3.8 billion in net loans, $2.1 billion in deposits and $332.8 million in stockholders’ equity as of December 31, 2005. Through our wholly-owned subsidiary, Franklin Bank, S.S.B., a Texas state savings bank, we provide community banking products and services and commercial banking services to corporations and other business clients and originate single family residential mortgage loans. As of December 31, 2005, in addition to our corporate offices in Houston, Texas, where we provide many of our banking services, we had 35 community banking offices in Texas, five regional commercial lending offices in Arizona, Florida, Michigan, Pennsylvania and Texas, and mortgage origination offices in 24 states throughout the United States.
      We were formed in 2001 to acquire Franklin Bank, and we have grown through a combination of internal growth, the acquisition of community banks and the opening of new banking centers. Our principal executive offices are located at 9800 Richmond Avenue, Suite 680, Houston, Texas 77042, and our phone number at this address is (713) 339-8900.

RISK FACTORS
      An investment in our common stock involves a number of risks. We describe below the material risks and uncertainties that affect our business and an investment in the common stock. Before making an investment decision, you should carefully consider all of these risks and all other information contained or incorporated into this prospectus. If any of the risks described in this prospectus occur, our financial condition, liquidity, and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or a part of your investment.
Risks Related to Our Business
     We may be unable to successfully continue to implement our growth business strategy, which may adversely affect our future prospects and financial performance.
      Our strategic plan is directed toward enhancement of our return to our stockholders through a significant increase in our asset size, the increase in new customer deposit accounts, the expansion of our niche loan products and expansion into growing markets outside metropolitan areas in Texas. This requires:

•	that we find attractive market opportunities so that we may profitably execute our strategic plan;

•	that we continue to profitably build our products to provide us with the revenue to support our expansion;

•	the use of a substantial amount of more rate sensitive “brokered” deposits to fund our asset growth. Brokered deposits are deposits that we obtain from or through a deposit broker. Such deposits constituted approximately 41% of our total deposits as of December 31, 2005;

•	that we identify, hire and retain qualified employees, and maintain the information systems, necessary to manage our growth; and

•	continued compliance with regulatory requirements applicable to our business.
      Changes in the general and regional economic environment, such as an increase in mortgage rates or a decline in the housing market, may prevent us from originating or purchasing loans in volumes and on terms sufficient to support our strategic plan. Changes in general market conditions may materially and adversely affect our ability to find the necessary funding to support our growth. In addition, we may be unable to find and retain additional staff necessary to support our anticipated growth in our business activities, and the information systems supplied by our vendors may be inadequate to support this growth. Finally, because we are a highly regulated institution, our growth strategy could raise regulatory concerns that could in turn prevent us from implementing all or part of our strategic plan.
      Any of these developments could have a material adverse effect on our financial condition, results of operations and cash flows.
     If we are unable to identify and acquire other financial institutions and successfully integrate our business with those of the companies that we have acquired or acquire in the future, our business and earnings may be adversely affected.
      We intend to grow by acquisitions, including but not limited to the acquisition of other financial institutions, branch offices and loan portfolios. Since our acquisition of Franklin Bank, we have considered and entered into discussions regarding potential acquisitions. On April 30, 2003, we completed the acquisition of Highland Lakes Bancshares Corporation, located in Kingsland, Texas. On December 30, 2003, we completed the acquisition of Jacksonville Bancorp, Inc. for approximately $67.7 million in cash. On February 29, 2004, we completed the acquisition of Lost Pines Bancshares, Inc. for approximately $6.9 million in cash. On December 4, 2004, we completed the acquisition of Cedar Creek Bancshares, Inc. for approximately $11.3 million in cash and $12.3 million in our common stock. On May 9, 2005, we completed the acquisition of The First National Bank of Athens for approximately $43.5 million in cash and $14.4 million in our common stock. On July 15, 2005, we completed the acquisition of Elgin Bank of Texas for approximately $11.7 million in cash and $11.9 million in our common stock. On December 2, 2005, we completed the purchase of five banking offices located in the following Texas cities: Beaumont, Groves, Nederland, El Campo and Wharton for a purchase premium of approximately $33.6 million. We intend to continue to consider other potential acquisition opportunities in the future. Other potential future transactions may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. However, no assurance can be given that we will be able to successfully make such acquisitions on terms acceptable to us.
      The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our growth strategy. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized. Acquisitions will be subject to regulatory approval, and we may be unable to obtain such approvals. In addition, some acquisitions will likely require us to consolidate data processing operations, combine employee benefit plans, create joint account and lending products and develop unified marketing plans, which could increase our operating costs significantly.
      Furthermore, our ability to grow through acquisitions will depend on our maintaining sufficient regulatory capital levels and on general and regional economic conditions. We may also elect to finance future acquisitions with debt financings, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our stockholders. There can be no assurance that we will be able to arrange adequate financing for any acquisitions on acceptable terms.
      Our ability to successfully integrate the Athens transaction and other future transactions, will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We cannot assure you that we will be able to integrate our operations without encountering difficulties, such as the loss of key employees and customers, the imposition of regulatory restrictions, the disruption of our ongoing business or possible inconsistencies in standards, controls, procedures and policies. The integration process also may require significant time and attention from our management that would otherwise be directed at developing our existing business. Estimated cost savings projected to come from various areas that we identified through our due diligence and integration planning process may not materialize. If we have difficulties with any of these integrations, we might not achieve the economic benefits we expect to result from these acquisitions and this would likely hurt our business and our earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of these operations, and may not realize expected cost savings from these acquisitions within the expected time frames.
     We have a limited operating history, which makes it difficult to predict our future prospects and financial performance.
      We have only been operating as the holding company for Franklin Bank since April 10, 2002. Due to this limited operating history, it may be difficult to evaluate our business prospects.
     We rely, in part, on external financing to fund our operations and the unavailability of such funds in the future could adversely affect our growth strategy and prospects.
      Our ability to implement our business strategy will depend on our ability to obtain funding for acquisitions, loan originations, working capital and other general corporate purposes.
      We do not anticipate that our community banking and commercial deposits will be sufficient to meet our funding needs. We therefore rely on wholesale and brokered deposits, Federal Home Loan Bank advances and other wholesale funding sources to obtain the funds necessary to implement our growth strategy. Because these funds generally are more sensitive to rates than community banking deposits, they are more likely to move to the highest rate available.

      To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned, which could have a material adverse effect on our financial condition, results of operations and cash flows.
     Our reliance on brokered deposits to fund our growth may substantially increase our funding costs. In addition, regulatory constraints may limit our ability to acquire these deposits.
      Brokered deposits, which are more sensitive to changes in interest rates than are community banking deposits, constituted approximately 41% of our total deposits at December 31, 2005. Brokered deposits are priced based on the current general level of interest rates and, unlike retail deposits, do not take into account regional pricing. Our ability to continue to acquire brokered deposits is subject to our ability to price these deposits at competitive levels, which may substantially increase our funding costs. In addition, if our capital levels were to fall below “well capitalized” under the Prompt Corrective Action standards of the Federal Deposit Insurance Corporation, or the FDIC, our ability to accept, renew or roll over these deposits would be subject to our receiving a waiver from the FDIC. Furthermore, we would be limited on the rate that we could pay for these deposits to 75 basis points over the effective yield on deposits that we offer in our normal market area or the national rate for deposits of comparable maturity. Failure to receive a waiver from the FDIC, if required, would have a material adverse impact on our financial condition, results of operations and cash flows.
     Our small business, commercial real estate and consumer loan portfolios have significant geographic concentration and an economic slowdown or depressed real estate market in our primary markets could be detrimental to our financial condition.
      A substantial portion of our small business, commercial real estate and consumer loans are to customers located in Travis, Bastrop, Llano, Cherokee, Gregg, Henderson, Panola and Smith Counties in Texas. Most of these loans are secured by real estate in these counties. In addition, since the completion of the purchase in December 2005 of five banking offices in Jefferson and Wharton counties located near the Texas Gulf Coast, our operations in those areas are susceptible to damage associated with hurricanes, such as high winds, flooding, tornados and similar risks. The occurrence of a major hurricane on the Texas Gulf Coast could materially and adversely affect our business and results of operations in the areas affected by such storm.
      A deterioration in economic conditions in these counties could have a material adverse effect on the quality of these portfolios and the demand for our products and services. In addition, during periods of economic recession, we may experience a decline in collateral values and an increase in delinquencies. Accordingly, the ultimate collectability of a substantial portion of our commercial loan portfolio is susceptible to economic changes in these markets. A significant downturn in the real estate market in these areas would be detrimental to our financial condition.
      In addition, if any of these developments were to result in losses that materially and adversely affected Franklin Bank’s capital, we and Franklin Bank might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital.
     Our loan portfolio may be significantly affected by the economy of California.
      As of December 31, 2005, approximately 26.6% of the principal amount of our loan portfolio was secured by properties located in California. Consequently, our financial condition, results of operations and cash flows are likely to be significantly affected by economic conditions in California, particularly those affecting the residential real estate markets. In addition, mortgaged properties in California may be particularly susceptible to certain types of uninsurable hazards, such as earthquakes, floods, mudslides or other natural disasters. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, in California could materially and adversely affect the value of the mortgaged properties located there and increase the risk of delinquency, foreclosure, bankruptcy or loss on mortgage loans in our portfolio. These events could have a material adverse effect on our financial condition, results of operations and cash flows.
      If we are unable to continue to purchase single family loans in bulk from the entities with which we currently have correspondent relationships, or other entities, our business and financial results may suffer.
      Our single family mortgage loans held for investment grew by $283.2 million to $2.6 billion at December 31, 2005, from $2.3 billion at December 31, 2004. This growth is attributable to the purchase of $1.2 billion, and the origination of $865.6 million, of single family mortgage loans. The single family loan purchases were primarily through correspondent relationships with Countrywide Home Loans Inc., which accounted for approximately 67% of total purchases, Residential Funding Corp., which accounted for 15% of total purchases, and Morgan Stanley, which accounted for approximately 12% of total purchases, during the year ended December 31, 2005. We are not contractually obligated to purchase loans from any of these entities on an ongoing basis. If we are unable to continue to purchase single family loans in bulk from these or other entities our business and financial results may suffer.
      The majority of our single family loan portfolio consists of newly originated loans which may cause our loan portfolio to experience increased losses as the loans season.
      At December 31, 2005, approximately 89% of our single family loan portfolio was comprised of single family mortgage loans that are less than three years old. Losses on single family mortgage loans generally occur after the loans are three years old. Therefore, we may experience a significant increase in losses on our single family mortgage loans as these loans age, and we may have to increase our allowance for credit losses accordingly. This may have a material adverse impact on our financial condition, results of operations and cash flows.
      We are subject to losses resulting from fraudulent and negligent acts on the part of loan applicants, mortgage brokers, correspondents or other third parties.
      We rely heavily upon information supplied by third parties, including the information contained in loan applications, property appraisals, title information and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. Additionally, our mortgage banker finance product poses a particular risk of losses due to fraudulently or improperly documented collateral. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than we had expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the loan applicant, the mortgage broker or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it has been sold prior to detection of the misrepresentation. After a loss from a misrepresentation occurs, the source is often difficult to locate, and it is often difficult to recover any of the monetary losses we have suffered.
      Although we have controls and processes designed to help us identify misrepresentations contained in information furnished to us in our loan origination operations, we cannot assure you that we have detected or will detect all misrepresentations in our loan origination operations.
      We are subject to losses resulting from the nature of our mortgage banker finance borrowers.
      The small- and medium-sized mortgage companies to which we market our mortgage banker finance products generally tend to be more thinly capitalized than are other commercial borrowers, which increases the risk that these borrowers will become over-leveraged or experience cash flow difficulties. Therefore, our lending in this product exposes us to an increased risk that our borrowers may experience financial difficulties and be unable to perform as required under their loans, which could have a material adverse effect on our financial condition, results of operations and cash flows. As of December 31, 2005, we had $418.3 million in warehouse lines committed, of which $173.8 million was outstanding.

      Our business is subject to interest rate risk and variations in interest rates may adversely affect our financial performance.
      The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Based on our one-year cumulative interest rate gap at December 31, 2005 of negative $231.6 million, an increase in the general level of interest rates may adversely affect our net yield on interest-earning assets since our interest-bearing liabilities reprice faster than our interest earning assets. In addition, due to the periodic caps which limit interest rate changes on our mortgage-backed securities and loans that pay interest at adjustable rates, an increase in rates greater than the periodic interest rate caps on these loans, usually 2% per year, may adversely affect our interest income earned on these assets. It is quite possible that significant changes in interest rates may take place in the future, although we cannot predict the nature or magnitude of such changes or how such changes may affect our business.
      Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios, and our overall results.
      Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans and investment securities; and

•	interest expense on interest-bearing liabilities, such as deposits.
      Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of our business, particularly on our net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce our net interest income.
      Additionally, in periods of rising interest rates mortgage loan originations typically decline, depending on the overall performance of the economy. To the extent that our mortgage originations decline, our income from mortgage originations may also decline.
      Our mortgage origination activities are subject to interest rate risk that may adversely affect our earnings.
      We originate single family mortgage loans to be sold into the secondary market. As part of this process we may commit to an interest rate to the borrower prior to selling the loan into the secondary market. In order to mitigate the risk that a rise in market interest rates will cause a decline in the value of the loan, we may enter into forward sales agreements at the time the loan’s interest rate is set. We enter into these forward sales agreements based on the amount of the loans we have committed to make at a particular interest rate and the amount of these commitments we expect to fund. Because we use an estimate of the amount of loans that we expect to close, actual funding amounts may vary. We tend to close a higher percentage of loans with committed interest rates lower than the current market and lower percentages of loans that have a committed interest rate greater than the current market. These variances may have a negative effect on our earnings. In addition, because the forward sales agreements may be executed at different rates than the loan commitment, these agreements may not respond to changes in interest rates to the same degree as the mortgage loan. As of December 31, 2005, we had $26.3 million in fixed rate mortgage loans with committed rates that had not closed and $29.2 million in forward sales agreements allocated to these commitments based on an expected close rate of 65%.
     We face strong competition from other financial institutions and financial service companies offering services similar to those offered by us, which could hurt our business.
      The banking business is highly competitive, and our profitability will depend principally upon our ability to compete in the markets in which our banking operations are located. We compete with thrifts, commercial banks, credit unions, mortgage companies, specialty finance companies, brokerage firms, investment banks, insurance companies and other financial services companies which may offer more favorable financing than we offer. Most of these competitors are more established than we are and have greater financial and other resources. We can give you no assurance that we will be able to compete effectively as we seek to implement our growth strategy.
      Federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage and other lending in multiple states on a substantially uniform basis and without the need to comply with state licensing and other laws affecting mortgage lenders, including so-called state “predatory lending” laws directed at certain residential mortgage loans that are defined as “high cost” and that have other features found objectionable in such state legislation. Accordingly, Franklin Bank, as a state chartered savings bank, may be subject to state legal requirements and legal risks under state laws to which federally chartered competitors are not subject and this disparity may have the effect of giving those entities legal and competitive advantages.
     We are subject to extensive regulation and supervision that could materially and adversely affect our financial performance.
      Savings and loan holding companies and Texas state savings banks operate in a highly regulated environment and are subject to extensive supervision and examination by several state and federal agencies.
      We are subject to examination and supervision by the Office of Thrift Supervision, or OTS, since we elected to be treated as a savings and loan holding company. It is possible that the OTS may adopt additional limitations on savings and loan holding companies, although the OTS has not proposed any specific limitations at this time.
      Franklin Bank, as a Texas state savings bank, is subject to regulation and supervision by the Texas Department of Savings and Mortgage Lending, or TDSML. Franklin Bank is also regulated by the FDIC, as administrator of the Bank Insurance Fund, or BIF, and with respect to capital distributions, by the OTS. These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors.
      We are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could materially and adversely affect our business and operations. In particular, because we have a high-growth strategy, this regulatory environment could have a material adverse effect on our financial condition, results of operations and cash flows if any of these agencies determines that we must change our strategy or otherwise imposes additional restrictions or requirements that limit our business flexibility.
     We are dependent on key individuals and on our continued ability to attract qualified and experienced personnel. The loss of one or more of these key individuals, or our inability to continue to attract such personnel, could curtail our growth and materially and adversely affect our prospects.
      We are dependent on certain members of our management, including Anthony J. Nocella, our President and Chief Executive Officer, Daniel E. Cooper, our Managing Director of Mortgage Banking, and Michael Davitt, our Managing Director of Commercial Lending. The unexpected loss of any of these members of management could have a material adverse effect on us.

      Our success also depends on our continued ability to attract and retain experienced loan officers and support staff, as well as other management personnel. We currently do not have employment agreements or non-competition agreements with any of our existing loan officers and the loss of the services of several of such key personnel could materially and adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel. Competition for loan officers is strong within builder finance, mortgage banker finance and mortgage banking industries and we may not be successful in attracting or retaining the personnel we require.
     Our allowance for credit losses may be insufficient to cover actual losses, which could materially and adversely affect our financial performance.
      Our allowance for credit losses was $13.4 million, or 0.35% of total loans outstanding and 51.3% of non-performing loans, as of December 31, 2005. Significant increases to the allowance for credit losses may be necessary if material adverse changes in general economic conditions occur and the performance of our loan portfolio deteriorates.
      In addition, if we had to foreclose on assets, additional adjustments may be necessary to ensure that the foreclosed assets are carried at the lower of cost or fair value, less estimated cost to dispose of the foreclosed assets. As a part of their examinations, the FDIC and TDSML periodically review Franklin Bank’s estimated losses on loans and the carrying value of our assets. Increases in the provision for credit losses and other real estate owned could materially and adversely affect our financial condition, results of operations and cash flows.
     An interruption in or breach of our information systems may result in lost business.
      We rely heavily on communications and information systems furnished by third party service providers to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could have a material adverse effect on our financial condition, results of operations and cash flows.
     We rely on information system technology from third party service providers, and we may not be able to obtain substitute providers on terms that are as favorable if our relationships with our existing service providers are interrupted.
      We rely on third party service providers for much of our information technology systems, including customer relationship management, general ledger, deposit, servicing and loan origination systems. If any of these third party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.
     We are exposed to environmental liabilities with respect to properties to which we take title.
      In the course of our business, we may foreclose on and take title to residential and commercial properties and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our financial condition, results of operations and cash flows could be materially and adversely affected.
Risks Associated with an Investment in Our Common Stock

The market price and trading volume of our common stock may be volatile.
      On December 18, 2003, we completed an initial public offering of our common stock, which is listed on the Nasdaq National Market. While there has been an active trading market in our common stock since the initial public offering, we cannot assure you that an active trading market in our common stock will be sustained.
      Even if active trading of our common stock continues, the market price of the common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which the shares were acquired. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated fluctuations in our results of operations;

•	failure to be covered by securities analysts, or failure by us to meet securities analysts’ expectations;

•	success of our operating strategies;

•	realization of any of the risks described in this section;

•	prevailing interest rates;

•	decline in the stock price of companies that are our peers; or

•	general market and economic conditions.
      Because we are a relatively new public company, and, prior to our initial public offering, there was no active trading market in our common stock, these fluctuations may be more significant for us than they would be for a company whose stock has been publicly traded over an extended period of time.
      In addition, over the last few years the stock market has experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.
     We currently do not intend to pay any dividends on our common stock. In addition, our future ability to pay dividends is subject to restrictions. As a result, capital appreciation, if any, of our common stock will be your sole source of gains for the foreseeable future.
      We currently do not intend to pay any dividends on our common stock. In addition, since we are a holding company with no significant assets other than Franklin Bank, we depend upon dividends from Franklin Bank for all of our revenues. Accordingly, our ability to pay dividends depends upon our receipt of dividends or other capital distributions from Franklin Bank.
      Franklin Bank’s ability to pay dividends or make other capital distributions to us is subject to the regulatory authority of the TDSML, the OTS and the FDIC. Under Texas law, a Texas state savings bank is permitted to pay dividends out of current or retained income, although the TDSML reserves the right to restrict dividends for safety and soundness reasons. As of December 31, 2005, Franklin Bank could have paid approximately $61.0 million in dividends without the prior approval of the OTS.
      “Capital distributions” regulated by the OTS include:

•	distributions of cash or other property to owners made because of their ownership (but not including stock dividends);

•	payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares or debt instruments included in total capital;

•	direct or indirect payments of cash or property made in connection with a restructuring, including payments to stockholders of another entity in a cash merger; and

•	other distributions charged against capital accounts of an association if, as a result, the savings association would not be well-capitalized.
      Franklin Bank’s ability to make capital distributions is subject to regulatory limitations. Generally, Franklin Bank may make a capital distribution without prior OTS review or approval in an amount equal to Franklin Bank’s net income for the current calendar year to date, plus retained net income for the previous two years, provided that Franklin Bank does not become less than well-capitalized as a result of the distribution. Franklin Bank’s ability to make such distributions depends on maintaining eligibility for “expedited status.” Franklin Bank currently qualifies for expedited status, but there can be no assurance that it will maintain its current status.
      Additionally, although no prior OTS approval may be necessary, Franklin Bank is required to give the OTS 30 days’ notice before making any capital distribution to us. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound. Additional capital distributions above the limit for an expedited status institution are possible but require the prior approval of the OTS. An application to the FDIC is also necessary if any distribution would cause Franklin Bank to become less than adequately capitalized. Neither the OTS nor the FDIC is likely to approve any distribution that would cause Franklin Bank to fail to meet its capital requirements or to become under-capitalized on a pro forma basis after giving effect to the proposed distribution. The FDIC has back-up authority to take enforcement action if it believes that a capital distribution by Franklin Bank constitutes an unsafe or unsound action or practice, even if the OTS has approved the distribution.
     A default under our junior subordinated notes would prevent us from paying dividends on our common stock.
      At December 31, 2005, we had outstanding four issues of variable rate junior subordinated notes aggregating $105 million. The junior subordinated notes were issued by us in exchange for funds received from the sale of variable rate trust preferred securities by four of our subsidiaries. The junior subordinated notes mature at various dates in 2032 and 2035, and we may prepay them at various dates beginning in 2007 and 2010. We will be unable to pay dividends on or redeem any of the preferred shares if an event of default on our junior subordinated notes occurs and is continuing.
     Failure to pay dividends on our Series A non-cumulative perpetual preferred stock would prevent us from paying dividends on our common stock.
      On May 10, 2006 we issued $86.25 million of Series A non-cumulative perpetual preferred stock. The terms of such preferred stock prohibit us from declaring or paying dividends on our common stock unless full dividends for the latest completed quarterly dividend period have been declared and paid on such preferred stock.
     Our corporate organizational documents and the provisions of Delaware law to which we are subject may delay or prevent a change in control of us that you may favor.
      Our certificate of incorporation and bylaws contain provisions that either alone or in combination with the provisions of Delaware law described below, may have the effect of delaying or making more difficult the acquisition of us by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

•	A board of directors classified into three classes of directors with each class having staggered, three-year terms. As a result of this provision, at least two annual meetings of stockholders may be required for the stockholders to change a majority of our board of directors.

•	The board’s authority to issue shares of preferred stock without stockholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of our common stock. To the extent any such provisions are included in any preferred stock, they could have the effect of delaying, deferring or preventing a change of control.

•	Our stockholders cannot act by written consent and must comply with the provisions of our bylaws requiring advance notification of stockholder nominations and proposals. These provisions could have the effect of delaying or impeding a proxy contest for control of us.

•	Provisions of Delaware law, which we did not opt out of in our certificate of incorporation, that restrict business combinations with “interested stockholders” and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.
      Any or all of these provisions could discourage tender offers or other business combination transactions that might otherwise result in our stockholders receiving a premium over the then current market price of our common stock.
USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders will pay brokerage fees, selling commissions and underwriting discounts, if any, incurred in connection with disposing of the shares pursuant to this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus. The selling stockholders will receive all of the proceeds from the sale of any shares of common stock offered hereby. We estimate that the registration expenses that we will bear will be approximately $32,000.
SELLING STOCKHOLDERS
      In November 2002, we granted to Ranieri & Co., Inc., a company controlled by Mr. Ranieri, our Chairman, an irrevocable, ten-year option to purchase 570,000 shares of our common stock at an exercise price of $10.00 per share. We granted this option to Ranieri & Co. under a stock option agreement, dated as of November 4, 2002, in partial consideration for the services to be provided to us pursuant to a consulting agreement entered into on that same date between us and Ranieri & Co.
      The stock option agreement provided that the option may be exercised in whole or in part at any time during the ten-year period beginning on the date of the agreement, by sending us a written notice to that effect. Any purchase of shares under the option was subject to compliance with the applicable regulations of the SEC, the TDSML, the OTS, and the FDIC and the receipt of any applicable regulatory approvals. The type and number of shares or securities subject to the option, and the exercise price, were subject to adjustment in the event of any change in our common stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares, or similar transaction. The stock option agreement provided that the option could not be sold, transferred, pledged or hypothecated unless we have been supplied with evidence reasonably satisfactory to us that such disposition is not in violation of the Securities Act of 1933, as amended. In addition, the option and the right to purchase the underlying shares were transferable only to one or more persons, each of whom on the date of transfer was an employee, officer, director, member, partner, stockholder or other equity interest holder of Ranieri & Co. or its “affiliates” (defined to mean any person or entity who controls, is controlled by, or is under common control with, Ranieri & Co.). Upon any such transfer, the transferee would be entitled to all of the benefits, and subject to all of the limitations, of Ranieri & Co., as the original holder of the option, and would be treated for all purposes as such original holder.
      The terms of each option provide that the option may be exercised by the holder delivering a notice of exercise to us, paying the full exercise price and delivering a letter in which the holder agrees not to offer to sell or otherwise dispose of the shares issued upon exercise of the option in violation of the registration provisions of federal and state securities law or the provisions of the option. Upon receipt of payment in full of the exercise price and the compliance letter, the options provide for delivery of a certificate or certificates representing the shares.
      On June 10, 2003, Ranieri & Co. transferred 552,900 of those options to certain equity holders and employees of Ranieri & Co. and Hyperion BK2 Ventures L.P. (the general partner of our former controlling stockholder), and certain of our directors and officers, at a price of $1.52 per option share. Following these transfers by Ranieri & Co., we entered into new option agreements with each of the transferees of the options with substantially the same terms as the Ranieri & Co. stock option agreement. These options became fully vested and exercisable in December 2003 upon completion of our initial public offering.
      In connection with an offering of our common stock in November 2002 in a transaction exempt from the registration provisions of the Securities Act, we entered into a registration rights agreement with Friedman, Billings, Ramsey & Co., Inc., or FBR, for the benefit of FBR and the purchasers of such shares and their respective transferees. Pursuant to the terms of this registration rights agreement, after our public offering in December 2003 we were required to file a registration statement covering the resale of shares of our common stock covered by that agreement and generally to maintain the effectiveness of such registration statement for a one-year period. At that time, we extended the benefit of such registration rights agreement to Ranieri & Co. and the other current holders of the options in exchange for their agreement, in addition to the transfer restrictions contained in their stock option agreements, not to transfer their options without our consent. The prior registration statement terminated in accordance with the provisions of the prior registration rights agreement. We have filed this registration statement to fulfill our agreement to make the benefits of a registration statement available to the selling stockholders by registering the issuance of the shares of common stock on exercise of the stock options to the selling stockholders and the resale of such shares by the selling stockholders.
      Although the selling stockholders may offer for sale from time to time all or a portion of the shares pursuant to this prospectus, or an amendment or supplement hereto, the tabular information below assumes that all of the shares registered will be offered and sold by the selling stockholders. In addition, the selling stockholders identified in the table may have sold, transferred or otherwise disposed of all or a portion of their shares (or the options relating to such shares) since the date on which they provided us with information regarding their shares in transactions exempt from the registration requirements of the Securities Act. To our knowledge, unless otherwise noted below, none of the selling stockholders has, within the past three years, held any position or office or had any material relationship with us other than solely in their capacity as stockholders. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.
      For information on the procedure for sales by selling stockholders, see “Plan of Distribution” on page 14.
      Based solely upon information furnished to us, the table below sets forth certain information about the beneficial ownership of each stockholder that may be selling shares of our common stock in this offering pursuant to the options we originally granted to Ranieri & Co., including the percentage of total voting power, as of March 20, 2006.

	Shares Beneficially
	Owned Prior to			Shares Beneficially
	Offering		Maximum Number	Owned After Offering
			of Shares That May
Name of Beneficial Owner(1)	Number	Percent	Be Sold	Number(2)	Percent

Lewis S. Ranieri(3)	965,307	4.1	165,300	800,007	3.4
Anthony & Ruth Nocella Family Partnership L.P.(4)	414,627	1.8	57,000	357,627	1.5
Elizabeth Barbera	11,400	*	11,400	0	0
JRDJ Associates, LLC(5)	157,655	*	79,800	77,855	*
Frank J. Jaeger	11,400	*	11,400	0	0
Robert A. Perro(6)	151,629	*	108,300	43,329	*
SAS Hyperion LLC	108,300	*	108,300	0	0
Christopher J. Steele	11,400	*	11,400	0	0
Ranieri & Co.	17,100	*	17,100	0	0

(1)	The names of the selling stockholders and the number of securities held by each of the selling stockholders may be amended subsequent to the date of this prospectus pursuant to Rule 424(b) of the Securities Act.

(2)	The amounts listed in this column assume that the selling stockholders will sell the maximum number of shares of common stock that may be sold in this offering.

(3)	Includes 752,241 shares beneficially owned by Mr. Ranieri, 165,300 shares issuable upon exercise of options transferred to Mr. Ranieri by Ranieri & Co. in 2003, and 17,100 shares issuable upon exercise of options held by Ranieri & Co. Also includes 30,666 shares issuable upon exercise of options held by Mr. Ranieri that are exercisable currently or within 60 days. Mr. Ranieri is Chairman of the Board of Franklin.

(4)	The Anthony & Ruth Nocella Family Partnership L. P. is a limited partnership controlled by Anthony J. Nocella. Mr. Nocella is President and Chief Executive Officer and a director of Franklin. Shares in the table include the 57,000 shares issuable upon exercise of options transferred by Ranieri & Co. to the partnership in 2003 and which are covered by this prospectus. Also included in the table are (i) 98,648 shares held by the partnership, (ii) 34,435 shares and 26,544 shares of restricted stock beneficially owned by Mr. Nocella, and (iii) 198,000 shares issuable upon exercise of stock options held by Mr. Nocella exercisable currently or within 60 days.

(5)	JRDJ Associates, LLC is a limited liability company managed by David M. Golush. Mr. Golush is a director of Franklin. Shares in the table include the 79,800 shares issuable upon exercise of options transferred by Ranieri & Co. to such company in 2003 and which are covered by this prospectus. Also included in the table are (i) 59,189 shares owned beneficially by Mr. Golush and (ii) 18,666 shares issuable upon exercise of stock options held by Mr. Golush that are exercisable currently or within 60 days.

(6)	Mr. Perro is a director of Franklin. Shares in the table include the 108,300 shares issuable upon exercise of options transferred by Ranieri & Co. to Mr. Perro in 2003 and which are covered by this prospectus. Also included in the table are (i) 24,663 shares beneficially owned by Mr. Perro and (ii) 18,666 shares issuable upon exercise of stock options held by Mr. Perro that are exercisable currently or within 60 days.
PLAN OF DISTRIBUTION
      We are registering 570,000 shares of our common stock to be issued to the selling stockholders pursuant to an option that we originally granted to Ranieri & Co., Inc. in November 2002 under the stock option agreement described under “Selling Stockholders” and the sale from time to time of those shares by the selling stockholders. We have been informed that, on June 10, 2003, Ranieri & Co. transferred

552,900 of the options to eight persons and entities, including some of our directors and officers, all of whom are listed in this prospectus as selling stockholders.
      The selling stockholders may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. We have registered the shares of common stock covered by this prospectus for offer and sale by the selling stockholders so that those shares may be freely sold to the public by them. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold.
      The term “selling stockholder” means the purchasers of shares of our common stock pursuant to the exercise of the stock options and includes donees, pledges, assignees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, assignment, partnership distribution or other transfer, as well as holders from time to time of shares of our common stock as a result of the exercise of the option we originally granted to Ranieri & Co. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares of common stock covered by this prospectus from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods including the following:

•	on the Nasdaq National Market or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	in the over-the counter market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through sales “at the market” to or through a market-maker;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	in option transactions;

•	over the internet; or

•	in any combination of the above.
      In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for his account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which a broker-dealer solicits purchasers.
      In addition, the selling stockholders may sell any shares covered by this prospectus in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.
      In connection with the sale of shares covered by this prospectus, broker-dealers may receive commissions or other compensation from the selling stockholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated.
      In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the shares for whom they act as agents. Underwriters may sell the shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
      The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.
      In connection with the distribution of the shares covered by this prospectus or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares of our common stock short and deliver the shares offered by this prospectus to close out their short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling stockholders may also from time to time pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon default by a selling stockholder, the broker may offer and sell such pledged shares of common stock from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.
      At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed and will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.
      In order to comply with the securities laws of certain states, if applicable, the shares sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.
      We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.
      We have agreed to pay all expenses incident to the offering and sale of the shares covered by this prospectus, other than commissions, discounts and fees of underwriters, broker-dealers or agents, and have agreed to indemnify the selling stockholders, their controlling persons and their respective officers, directors, partners, employees, representatives and agents against certain losses, claims, damages, actions, expenses and other liabilities arising under the securities laws in connection with this offering.

LEGAL MATTERS
      The validity of the shares of common stock offered under this prospectus has been passed upon for us by Bracewell & Giuliani LLP, Houston, Texas.
EXPERTS
      The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Franklin’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.
      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address provided above or on the SEC’s web site.
      The SEC allows us to “incorporate by reference,” which means that we can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information we included in this prospectus. This prospectus incorporates by reference the documents listed below that have previously been filed with the SEC which contain important information about us:

•	The description of our common stock that is contained in our Registration Statement on Form 8-A filed on December 17, 2003;

•	Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 14, 2006;

•	Current Report on Form 8-K filed on April 20, 2006; and

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2006, filed on May 10, 2006.
      We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished on Form 8-K under items 2.02 and 7.01) after the date of this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Upon your written or oral request, we will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Your written or oral request for copies of this prospectus and documents we have incorporated by reference should be directed to:
Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
Attention: Investor Relations
Telephone: (713) 339-8900